EMPLOYMENT AGREEMENT

This Agreement made as of the 1st day of February, 2005

BETWEEN:

KCP INNOVATIVE SERVICES INC. (KCP)

And

KEN PEARSON (EMPLOYEE)

1.0

TERM

1.1

The term of the employment of the Employee shall be on a full time basis commencing February 1st, 2005.

2.0

SALARY

2.1

The monthly rate of the employee for all hours worked will be $8,000.00/month and can be paid semi-monthly at the employee’s discretion.  The employee will be subject to a performance review periodically by management.  At the end of a six month period, a salary review will be conducted and further salary reviews will be on a semi-annual basis thereafter.

3.0

EMPLOYEE BENEFITS

3.1

Employee will have access to any group benefits plan providing basic services of life insurance, accidental death and dismemberment insurance, long term disability benefits, extended health care benefits and basic dental care.

4.0

COURSES

4.1

A copy of our company policy on staff training and further education is attached as Schedule A.  Such training will be undertaken at the employee’s discretion only during the course of employment.

5.0

FUTURE ROLE OF EMPLOYEE

5.1

The Employee will fill the role The President will report directly to the CEO and will be responsible for overseeing, guiding, and shaping day to day activities of the field operators of the firm.  The President role will be detailed and updated periodically in a job description.

6.0

EXPENSE REIMBURSEMENT

6.1

KCP shall reimburse the Employee for all out-of-pocket expenses actually and reasonably incurred by him in connection with project, promotional and administrative activities; provides to KCP an itemized written account and receipts of such expenses acceptable to KCP incurred by the Employee.  Such expenses shall be paid by KCP to the Employee within fifteen days following the end of the month in which such expenses have been incurred by the Employee.

7.0

INTELLECTUAL PROPERTY

7.1

In consideration of the Employee entering into this Employment Agreement with KCP, the Employee agrees that any inventions and any other information acquired, generated or developed through the performance of the work under this Employment Agreement, shall be the sole property of KCP and shall not be used, published, patented, copyrighted or disclosed by the Employee without prior written consent of KCP.

All materials, reports, notes, studies, inventions and confidential information of any kind whatsoever developed by the Employee in the performance of work shall remain the property of KCP.  The Employee shall inform KCP of all such materials, report, notes, studies, inventions and confidential information and shall, upon KCP request, deliver such materials, reports, notes, studies, inventions and confidential information to KCP.

8.0

CONFIDENTIALITY

A copy of our company policy on confidentiality is attached as Schedule B, the terms of which are deemed to be incorporated herein.

9.0

STOCK OWNERSHIP

The Employee agrees to obey all policies set out by the Board of KCP with respect to the disposition shares by the employee.

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the date first written above.

“James Baker”___________________

Per: KCP Innovative Services Inc.

“Faye Pearson”____________________

“Ken Pearson”__________________

Witness

Employee